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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

NON-INVASIVE MONITORING SYSTEMS, INC.
(Name of Issuer)
Common Stock
(Title of Class of Securities)

655366508
(CUSIP Number)
Phillip Frost, M.D.
4400 Biscayne Boulevard
Miami, Florida 33137
Telephone: (305) 575-6511
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
October 16, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) PHILLIP FROST, M.D.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,403,281*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,403,281*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,403,281*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.0%
14	TYPE OF REPORTING PERSON* IN

* These shares are held by Frost Gamma Investments Trust, of which the reporting person is the trustee and Frost Gamma Limited Partnership is the sole and exclusive beneficiary. The reporting person is one of two limited partners of Frost Gamma Limited Partnership. The general partner of Frost Gamma Limited Partnership is Frost Gamma, Inc. and the sole shareholder of Frost Gamma, Inc. is Frost-Nevada Corporation. The reporting person is also the sole shareholder of Frost Nevada Corporation. As such, the reporting person may be deemed the beneficial owner of all shares owned by the Frost Gamma Investments Trust by virtue of his power to vote or direct the vote of such shares or to dispose or direct the disposition of such shares owned by the Trust.

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) FROST GAMMA INVESTMENTS TRUST, I.R.S. I.D. #46-0464745
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,403,281*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,403,281*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,403,281*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.0%
14	TYPE OF REPORTING PERSON* OO

* These shares are held by Frost Gamma Investments Trust, of which Phillip Frost is the trustee and Frost Gamma Limited Partnership is the sole and exclusive beneficiary. Dr. Frost is one of two limited partners of Frost Gamma Limited Partnership. The general partner of Frost Gamma Limited Partnership is Frost Gamma, Inc. and the sole shareholder of Frost Gamma, Inc. is Frost-Nevada Corporation. Dr. Frost is also the sole shareholder of Frost Nevada Corporation.

SCHEDULE 13D - Amendment No. 1

This Amendment No. 1 to the Schedule 13D is being filed by Frost Gamma Investments Trust (the “Trust”) and Phillip Frost, MD (collectively, the “Reporting Persons”). Unless set forth below, all previous Items are unchanged. Capitalized terms used herein which are not defined herein have the meanings given to them in the Schedule 13D, previously filed with the SEC.

Item 2. Identity and Background.

Item 2(c) is amended in its entirety as follows:

Dr. Frost’s present principal occupation is private investor. The Trust is a trust organized under the laws of the State of Florida. The principal business address for each of Dr. Frost and the Trust is 4400 Biscayne Boulevard, Miami, Florida 33137.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is amended to add the following: On or about October 16, 2006 the Trust exercised a warrant to purchase 3,250,000 shares of common stock at $0.15 per share for total consideration of $487,500. The source of funds was the working capital of the Trust. The Trust acquired the warrant in August 2005 along with 7,500,000 shares of common stock for aggregate consideration of $350,000, consisting of the conversion of two promissory notes and cash from its working capital.

Item 4. Purpose of Transaction.

Item 4 is hereby amended to add the following:

On October 16, 2006, pursuant to an offer by the Issuer to certain warrantholders and others the Trust exercised warrants to purchase 3,250,000 shares of common stock of the Issuer at an exercise price of $0.15 per share and as an inducement for exercise of the warrants received 650,000 bonus shares of common stock. All such shares were acquired for investment purposes.

Except as set forth in this Item 4, none of the Reporting Persons has any present plans or proposals which relate or would result in any of the matters set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

Paragraphs (a) and (b) of Item 5 are amended as follows:

(a)- (b) Each of the Reporting Persons is the beneficial owner of 11,400,000 shares of Common Stock of the Issuer. and 131.25 shares of Series C Preferred Stock of the Issuer convertible into 3,281 shares of Common Stock of the Issuer. All shares are held by the Trust. Each of the Reporting Persons is the beneficial owner of approximately 17.0% of the Issuer’s Common Stock. The percentage of beneficial ownership is based upon 67,001,171 shares of common stock outstanding as of November 8, 2006, and assumes the conversion of the shares of Reporting Persons’ Series C Preferred Stock.

The shares of common stock and preferred stock are held by Frost Gamma Investments Trust, of which Dr. Frost is the trustee and Frost Gamma Limited Partnership is the sole and exclusive beneficiary. The reporting person is one of two limited partners of Frost Gamma Limited Partnership. The general partner of Frost Gamma Limited Partnership is Frost Gamma, Inc. and the sole shareholder of Frost Gamma, Inc. is Frost-Nevada corporation. Dr. Frost is also the sole shareholder of Frost Nevada Corporation. As such, Dr. Frost may be deemed the beneficial owner of all shares owned by the Frost Gamma Investments Trust by virtue of his power to vote or direct the vote of such shares or to dispose or direct the disposition of such shares owned by the Trust.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 9, 2006

/s/ Phillip Frost
Phillip Frost, M.D.

FROST GAMMA INVESTMENTS TRUST
By:	/s/ Phillip Frost, M.D.
Phillip Frost, Trustee